Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

HANGZHOU, China, March 28, 2024 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

FINANCIAL HIGHLIGHTS (1)

For the Fourth Quarter Ended December 31, 2023:(2)

●	Revenue was RMB2,236.3 million (US$315.0 million), compared to RMB1,981.4 million in the fourth quarter of 2022. The increase was primarily due to increased revenue of BEST Freight and BEST Global.

●	Gross Profit was RMB118.3 million (US$16.7 million), compared to gross loss of RMB58.5 million in the fourth quarter of 2022. The increase was primarily due to further improvements in operating efficiency across our business lines. Gross Profit Margin was 5.3% for the fourth quarter of 2023, compared to Gross Loss Margin of 3.0% in the same period of 2022.

●	Net Loss from continuing operations was RMB283.5 million (US$39.9 million), compared to RMB365.8 million in the fourth quarter of 2022. Non-GAAP Net Loss from continuing operations(3)(4) was RMB177.9 million (US$25.1 million), compared to RMB338.0 million in the fourth quarter of 2022.

●	Diluted loss per ADS(5) from continuing operations was RMB12.41 (US$ 1.75), compared to RMB17.96 in the fourth quarter of 2022. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB7.10 (US$ 1.00), compared to RMB16.52 in the fourth quarter of 2022.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, impairment of long-lived assets, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

●	EBITDA(6) from continuing operations was negative RMB248.6 million (US$35.0 million), compared to negative RMB324.7 million in the fourth quarter of 2022. Adjusted EBITDA(6) from continuing operations was negative RMB143.0 million (US$20.1 million), compared to negative RMB296.9 million in the fourth quarter of 2022.

For the Fiscal Year Ended December 31, 2023:

●	Revenue was RMB8,315.8 million (US$1,171.3 million), compared to RMB7,744.1 million in 2022. The increase was primarily due to increased revenue for all business lines.

●	Gross Profit was RMB250.4 million (US$35.3 million), compared to gross loss of RMB263.6 million in 2022. The increase was primarily due to further improvements for all business lines. Gross Profit Margin was 3.0%, compared to Gross Loss Margin of 3.4% in 2022.

●	Net Loss from continuing operations was RMB908.6 million (US$128.0 million), compared to RMB1,464.8 million in 2022. Non-GAAP Net Loss from continuing operations(7)(8) was RMB765.6 million (US$107.8 million), compared to RMB1,380.4 million in 2022.

●	Diluted loss per ADS(9) from continuing operations was RMB43.60 (US$ 6.20), compared to a loss of RMB72.68 in 2022. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB36.10 (US$5.14), compared to a loss of RMB68.36 in 2022.

●	EBITDA(10) from continuing operations was negative RMB756.8 million (US$106.6 million), compared to negative RMB1,266.2 million in 2022. Adjusted EBITDA(6) from continuing operations was negative RMB613.7 million (US$86.4million), compared to negative RMB1,181.8 million in 2022.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses, impairment of long-lived assets and fair value change of equity investments (if any).

(7) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, impairment of long-lived assets, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(8) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(9) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(10) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses, impairment of long-lived assets and fair value change of equity investments (if any).

BEST Freight – BEST Freight recorded revenue growth of 19.1% in the fourth quarter of 2023, year over year. Freight’s gross margin was 5.3%, representing a 6.6 percentage points improvement from the same period of 2022. For the full year of 2023, Freight recorded revenue growth of 10.6% compared to 2022. Freight’s gross margin was 3.7%, representing an 8.3 percentage points improvement of 2022 as we continued to reduce operating expenses and improve efficiency.

BEST Supply Chain Management – Driven by its best-in-class service quality and digital capabilities, BEST Supply Chain Management recorded gross margin of 5.8% compared to 4.4% in the same period of 2022. For the full year of 2023, Supply Chain Management recorded gross margin of 8.5% compared to 6.1% in 2022.

BEST Global – In the fourth quarter, BEST Global continued its robust post-COVID recovery. BEST Global’s revenue increased by 20.0% and its parcel volumes increased by 60.1%, both year over year, with parcel volumes in Vietnam and Malaysia, increased by 173.0% and 27.3%, respectively. Total volume of the cross-border business in the fourth quarter increased by 55.6% compared with the third quarter of 2023. For the full year of 2023, BEST Global’s revenue increased by 3.2% and its parcel volumes increased by 14.6%, both year over year, with parcel volumes in Vietnam and Malaysia, increased by 28.6% and 56.3%, respectively.

Key Operational Metrics

	Three Months Ended			% Change YOY
	December 31, 2021	December 31, 2022	December 31, 2023	2022 vs 2021	2023 vs 2022
Freight Volume (Tonne in ‘000)	2,408	2,226	2,571	(7.6)%	15.5%
Global Parcel Volume in SEA (in ‘000)	43,707	25,421	40,688	(41.8)%	60.1%

	Fiscal Year Ended			% Change YoY
	December 31, 2021	December 31, 2022	December 31, 2023	2022 vs 2021	2023 vs 2022
Freight Volume (Tonne in ‘000)	9,218	8,659	9,280	(6.1)%	7.2%
Global Parcel Volume in SEA (in ‘000)	150,392	121,637	139,415	(19.1)%	14.6%

FINANCIAL RESULTS (11)

For the Fourth Quarter Ended December 31, 2023:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	December 31, 2022		December 31, 2023
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Freight	1,261,196	63.7%	1,501,909	211,539	67.2%	19.1%
Supply Chain Management	500,602	25.3%	471,379	66,392	21.1%	(5.8)%
Global	195,680	9.9%	234,906	33,086	10.5%	20.0%
Others(12)	23,917	1.1%	28,057	3,952	1.2%	17.3%
Total Revenue	1,981,395	100.0%	2,236,251	314,969	100.0%	12.9%

•	Freight Service Revenue was RMB1,501.9 million (US$211.5 million) for the fourth quarter of 2023, compared to RMB1,261.2 million in the same period last year. Freight service revenue increased by 19.1% year over year, primarily due to increases in both volume and average selling price per tonne.

•	Supply Chain Management Service Revenue decreased by 5.8% year over year to RMB471.4 million (US$66.4 million) for the fourth quarter of 2023 from RMB500.6 million in the same period of last year, primarily due to further optimization of its customer mix.

•	Global Service Revenue increased by 20.0% year over year to RMB234.9 million (US$33.1 million) for the fourth quarter of 2023 from RMB195.7 million in the same period of last year, primarily due to volume growth in Vietnam, Malaysia and cross-border business.

(11) All numbers represented the financial results from continuing operations, unless otherwise stated.

(12) “Others” Segment primarily represents SaaS software service and Capital business units.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	December 31, 2022		December 31, 2023			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(1,277,026)	101.3%	(1,422,351)	(200,334)	94.7%	(6.6)%
Supply Chain Management	(478,511)	95.6%	(443,927)	(62,526)	94.2%	(1.4)%
Global	(264,014)	134.9%	(270,146)	(38,049)	115.0%	(19.9)%
Others	(20,321)	85.0%	18,500	2,606	(65.9)%	(151.0)%
Total Cost of Revenue	(2,039,872)	103.0%	(2,117,924)	(298,303)	94.7%	(8.3)%

•	Cost of Revenue for Freight was RMB1,422.4 million (US$200.3 million), or 94.7% of revenue, in the fourth quarter of 2023. The 6.6 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to reduced unit cost.

•	Cost of Revenue for Supply Chain Management was RMB443.9 million (US$62.5 million), or 94.2% of revenue, in the fourth quarter of 2023. The 1.4 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to improved operating efficiency and optimized customer mix.

•	Cost of Revenue for Global was RMB270.1 million (US$38.0 million), or 115.0% of revenue, in the fourth quarter of 2023. The 19.9 percentage points year-over-year decrease in cost of revenue as a percentage of revenue due to increased parcel volume.

Gross Profit was RMB118.3 million (US$16.7 million) in the fourth quarter of 2023, compared to gross loss of RMB58.5 million in the fourth quarter of 2022; Gross Margin was 5.3%, compared to negative 3.0% in the fourth quarter of 2022.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB281.5 million (US$39.6 million), or 12.6% of revenue in the fourth quarter of 2023, compared to RMB263.4 million, or 13.3% of revenue in the same quarter of 2022.

Research and Development Expenses were RMB29.4 million (US$4.1 million), or 1.3% of revenue in the fourth quarter of 2023, compared to RMB29.2 million, or 1.5% of revenue in the fourth quarter of 2022.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB10.9 million (US$1.5 million) in the fourth quarter of 2023, compared to RMB15.6 million in the same period of 2022. Of the total SBC expenses, RMB0.05 million (US$0.01 million) was allocated to cost of revenue, RMB0.5 million (US$0.07 million) was allocated to selling expenses, RMB9.5 million (US$1.3 million) was allocated to general and administrative expenses, and RMB0.8 million (US$0.1 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the fourth quarter of 2023 was RMB283.5 million (US$39.9 million), compared to RMB365.8 million in the same period of 2022. Non-GAAP Net Loss from continuing operations in the fourth quarter of 2023 was RMB177.9 million (US$25.1 million), compared to RMB338.0 million in the fourth quarter of 2022.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the fourth quarter of 2023 was RMB12.41 (US$ 1.75), compared to a loss of RMB17.96 in the same period of 2022. Non-GAAP diluted loss per ADS from continuing operations in the fourth quarter of 2023 was RMB 7.10 (US$1.00), compared to a loss of RMB16.52 in the fourth quarter of 2022. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the fourth quarter of 2023 was negative RMB143.0 million (US$20.1 million), compared to negative RMB296.9 million in the same period of 2022. Adjusted EBITDA Margin from continuing operations in the fourth quarter of 2023 was negative 6.4%, compared to negative 15.0% in the same period of 2022.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2023, cash and cash equivalents, restricted cash and short-term investments were RMB2.3 billion (US$321.5 million), compared to RMB3.2 billion as of December 31, 2022. In 2023, the Company repurchased approximately US$75 million (RMB542 million) aggregate principal amount of its existing Convertible Senior Notes due 2024.

Net Cash Used In Continuing Operating Activities

Net cash generated from continuing operating activities in the fourth quarter of 2023 was RMB0.9million (US$0.1 million), compared to RMB241.9 million of net cash used in continuing operating activities in the same period of 2022.

For the Fiscal Year Ended December 31, 2023:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 – Breakdown of Revenue by Business Segment

	Fiscal Year Ended
	31-Dec-22		31-Dec-23
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Freight	4,888,278	63.2%	5,404,395	761,193	65.0%	10.6%
Supply Chain Management	1,822,075	23.5%	1,858,629	261,782	22.4%	2.0%
Global	916,907	11.8%	946,513	133,314	11.4%	3.2%
Others	116,812	1.5%	106,307	14,973	1.2%	(9.0)%
Total Revenue	7,744,072	100.0%	8,315,844	1,171,262	100.0%	7.4%

•	Freight Service Revenue was RMB5,404.4 million (US$761.2 million) in 2023, compared to RMB4,888.3 million in 2022. Freight service revenue increased by 10.6% year over year, primarily resulting from increases in both freight volume and average selling price per tonne.

•	Supply Chain Management Service Revenue increased by 2% year over year to RMB1,858.6 million (US$261.8 million) in 2023 from RMB1,822.1 million in 2022.

•	Global Service Revenue increased by 3.2% year over year to RMB946.5 million (US$133.3 million) in 2023 from RMB916.9 million in 2022 primarily due to volume growth in Vietnam, Malaysia and cross-border business, partially offset by the decrease of parcel volume in Thailand.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 – Breakdown of Cost of Revenue by Business Segment

	Fiscal Year Ended					% of
	December 31, 2022		December 31, 2023			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Freight	(5,114,937)	104.6%	(5,206,967)	(733,386)	96.3%	(8.3)%
Supply Chain Management	(1,711,818)	93.9%	(1,700,467)	(239,506)	91.5%	(2.4)%
Global	(1,081,587)	118.0%	(1,131,484)	(159,366)	119.5%	1.5%
Others	(99,288)	85.0%	(26,489)	(3,731)	24.9%	(60.1)%
Total Cost of Revenue	(8,007,630)	103.4%	(8,065,407)	(1,135,989)	97.0%	(6.4)%

•	Cost of Revenue for Freight was RMB5,207.0 million (US$733.4 million), or 96.3% of revenue in 2023. The 8.3 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to reduced unit cost.

•	Cost of Revenue for Supply Chain Management was RMB1,700.5 million (US$239.5 million), or 91.5% of revenue in 2023. The 2.4 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to improved operating efficiency and optimized customer mix.

•	Cost of Revenue for Global was RMB1,131.5 million (US$159.4 million), or 119.5% of revenue in 2023. The 1.5 percentage points year-over-year increase in cost of revenue as a percentage of revenue was primarily due to lower parcel volume of Thailand.

Gross Profit was RMB250.4 million (US$35.3 million) in 2023, compared to gross loss of RMB263.6 million in 2022; Gross Margin was 3.0%, compared to negative 3.4% in 2022.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB994.4 million (US$140.0 million), or 12.0% of revenue in 2023, compared to RMB1,127.3 million, or 14.6% of revenue in 2022.

Research and Development Expenses were RMB115.9 million (US$16.3 million), or 1.4% of revenue in 2023, compared to RMB144.2 million, or 1.9% of revenue in 2022.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB48.3 million (US$6.8 million) in 2023, compared to RMB72.1 million in 2022. Of the total SBC expenses, RMB0.2 million (US$0.03 million) was allocated to cost of revenue, RMB2.1 million (US$0.3 million) was allocated to selling expenses, RMB42.5 million (US$6.0 million) was allocated to general and administrative expenses, and RMB3.6 million (US$0.5 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in 2023 was RMB908.6 million (US$128.0 million), compared to RMB1,464.8 million in 2022. Non-GAAP Net Loss from continuing operations in 2023 was RMB765.6 million (US$107.8 million), compared to RMB1,380.4 million in 2022.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in 2023 was RMB43.60 (US$6.20), compared to a loss of RMB72.68 in 2022. Non-GAAP diluted loss per ADS from continuing operations in 2023 was RMB36.10 (US$5.14), compared to a loss of RMB68.36 in 2022. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in 2023 was negative RMB613.7 million (US$86.4 million), compared to negative RMB1,181.8 million in 2022. Adjusted EBITDA Margin from continuing operations in 2023 was negative 7.4%, compared to negative 15.3% in 2022.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2023, cash and cash equivalents, restricted cash and short-term investments were RMB2.3 billion (US$321.5 million), compared to RMB3.2 billion as of December 31, 2022. In 2023, the Company repurchased approximately US$75 million (RMB542 million) aggregate principal amount of its existing Convertible Senior Notes due 2024.

Net Cash Used In Continuing Operating Activities

Net cash used in continuing operating activities in 2023 was RMB554.7 million (US$78.1 million), compared to RMB1,051.7 million of net cash used in continuing operating activities in 2022.

SHARES OUTSTANDING

As of March 11, 2024, the Company had approximately 401.9 million ordinary shares outstanding(13). Each American Depositary Share represents five (20) Class A ordinary shares.

As previously announced, effective from April 4, 2023, the Company changed the ratio of its American Depositary Shares to its Class A ordinary shares, par value US$0.01 per share, from the original ADS ratio of one (1) ADS to five (5) Class A ordinary share, to a new ADS ratio of one (1) ADS to twenty (20) Class A ordinary shares.

Effective as of September 25, 2023, the Company’s board of directors terminated its previously announced share repurchase program, under which the Company could repurchase up to US$20 million worth of its outstanding American Depositary Shares over a 12-month period. Prior to the program’s termination, the Company repurchased a total of 1,265,685 ADSs for a total amount paid of approximately US$3.3 million (excluding commissions) under the program.

(13) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and SEA. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Freight	1,261,196	1,501,909	211,539	4,888,278	5,404,395	761,193
Supply Chain Management	500,602	471,379	66,392	1,822,075	1,858,629	261,782
Global	195,680	234,906	33,086	916,907	946,513	133,314
Others	23,917	28,057	3,952	116,812	106,307	14,973
Total Revenue	1,981,395	2,236,251	314,969	7,744,072	8,315,844	1,171,262
Cost of Revenue
Freight	(1,277,026)	(1,422,351)	(200,334)	(5,114,937)	(5,206,967)	(733,386)
Supply Chain Management	(478,511)	(443,927)	(62,526)	(1,711,818)	(1,700,467)	(239,506)
Global	(264,014)	(270,146)	(38,049)	(1,081,587)	(1,131,484)	(159,366)
Others	(20,321)	18,500	2,606	(99,288)	(26,489)	(3,731)
Total Cost of Revenue	(2,039,872)	(2,117,924)	(298,303)	(8,007,630)	(8,065,407)	(1,135,989)
Gross (Loss)/Profit	(58,477)	118,327	16,666	(263,558)	250,437	35,273
Selling Expenses	(54,621)	(72,080)	(10,152)	(237,918)	(256,621)	(36,144)
General and Administrative Expenses	(208,738)	(209,400)	(29,493)	(889,345)	(737,775)	(103,913)
Research and Development Expenses	(29,247)	(29,449)	(4,148)	(144,181)	(115,917)	(16,327)
Impairment of long-lived assets	-	(94,699)	(13,338)	-	(94,699)	(13,338)
Other operating income, net	3,387	2,575	363	108,817	2,658	374
Loss from Operations	(347,696)	(284,726)	(40,102)	(1,426,185)	(951,917)	(134,075)
Interest Income	19,208	17,848	2,514	80,361	83,810	11,805
Interest Expense	(16,329)	(13,864)	(1,953)	(89,058)	(64,283)	(9,055)
Foreign Exchange Gain/(loss)	68,318	11,750	1,655	(132,730)	(14,010)	(1,974)
Other Income	2,149	469	66	25,914	11,067	1,559
Other Expense	(13,815)	(635)	(89)	5,763	(4,454)	(628)
(Loss)/Gain on changes in the fair value of derivative assets/liabilities	(77,577)	(14,114)	(1,988)	71,619	32,322	4,553
Loss before Income Tax and Share of Net Loss of Equity Investees	(365,742)	(283,272)	(39,897)	(1,464,316)	(907,465)	(127,815)
Income Tax Expense	(106)	(249)	(35)	(511)	(1,141)	(161)
Loss before Share of Net loss of Equity Investees	(365,848)	(283,521)	(39,932)	(1,464,827)	(908,606)	(127,976)
Share of Net Loss of Equity Investees	-	-	-	-	-	-
Net Loss from continuing operations	(365,848)	(283,521)	(39,932)	(1,464,827)	(908,606)	(127,976)
Net (loss)/gain from discontinued operations	(31,787)	-	-	(38,464)	15,222	2,144
Net Loss	(397,635)	(283,521)	(39,932)	(1,503,291)	(893,384)	(125,832)
Net Loss from continuing operations attributable to non-controlling interests	(13,055)	(36,811)	(5,185)	(39,980)	(78,982)	(11,124)
Net Loss attributable to BEST Inc.	(384,580)	(246,710)	(34,747)	(1,463,311)	(814,402)	(114,708)

Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31,2022	As of December 31, 2023
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	533,481	425,976	59,997
Restricted Cash	399,337	1,008,318	142,019
Accounts and Notes Receivables	691,324	829,802	116,875
Inventories	16,480	7,794	1,098
Prepayments and Other Current Assets	777,842	674,100	94,945
Short-term Investments	725,043	35,888	5,055
Amounts Due from Related Parties	76,368	60,394	8,506
Lease Rental Receivables	43,067	47,925	6,750
Total Current Assets	3,262,942	3,090,197	435,245
Non-current Assets
Property and Equipment, Net	784,732	624,205	87,917
Intangible Assets, Net	75,553	93,173	13,123
Long-term Investments	156,859	156,859	22,093
Goodwill	54,135	54,135	7,625
Non-current Deposits	50,767	81,869	11,531
Other Non-current Assets	75,666	46,913	6,608
Restricted Cash	1,545,605	812,371	114,420
Lease Rental Receivables	40,188	314	44
Operating Lease Right-of-use Assets	1,743,798	1,293,526	182,189
Total non-current Assets	4,527,303	3,163,365	445,550
Total Assets	7,790,245	6,253,562	880,795
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	79,148	721	102
Long-term Bank Loans-current	-	794,679	111,928
Convertible Senior Notes held by related parties	522,744	531,202	74,818
Convertible Senior Notes held by third parties	77	78	11
Short-term Bank Loans	183,270	401,755	56,586
Accounts and Notes Payable	1,430,004	1,640,864	231,111
Income Tax Payable	1,563	2,777	391
Customer Advances and Deposits and Deferred Revenue	277,737	288,184	40,590
Accrued Expenses and Other Liabilities	1,145,654	1,091,573	153,745
Financing Lease Liabilities	11,873	418	59
Operating Lease Liabilities	544,262	509,450	71,755
Amounts Due to Related Parties	1,315	1,119	158
Total Current Liabilities	4,197,647	5,262,820	741,254

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	522,744	-	-
Long-term borrowings	381	-	-
Operating Lease Liabilities	1,292,057	876,854	123,502
Financing Lease Liabilities	26,024	1,231	173
Other Non-current Liabilities	18,752	22,837	3,216
Long-term Bank Loans	928,894	159,729	22,497
Total Non-current Liabilities	2,788,852	1,060,651	149,388
Total Liabilities	6,986,499	6,323,471	890,642
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865	27,024
Total mezzanine equity	191,865	191,865	27,024
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,660
Treasury Shares	-	(23,853)	(3,360)
Additional Paid-In Capital	19,481,417	19,529,806	2,750,715
Accumulated Deficit	(18,934,860)	(19,749,262)	(2,781,625)
Accumulated Other Comprehensive Income	124,464	119,169	16,785
BEST Inc. Shareholders’ Equity	697,009	(98,152)	(13,825)
Non-controlling Interests	(85,128)	(163,622)	(23,046)
Total Shareholders’ Equity/(Deficit)	611,881	(261,774)	(36,871)
Total Liabilities, Mezzanine Equity and Shareholders’ Equity/(Deficit)	7,790,245	6,253,562	880,795

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from continuing operating activities	(241,890)	884	125	(1,051,662)	(554,725)	(78,131)
Net cash used in discontinued operating activities	-	-	-	(66,174)	-	-
Net cash (used in)/generated from operating activities	(241,890)	884	125	(1,117,836)	(554,725)	(78,131)
Net cash generated from/(used in) continuing investing activities	239,536	(3,460)	(487)	150,756	698,238	98,345
Net cash generated from/(used in) investing activities	239,536	(3,460)	(487)	150,756	698,238	98,345
Net cash generated from/(used in) continuing financing activities	481	(1,752)	(247)	(1,948,367)	(377,114)	(53,115)
Net cash generated from/ (used in) financing activities	481	(1,752)	(247)	(1,948,367)	(377,114)	(53,115)
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	(14,864)	(73,490)	(10,352)	77,722	1,843	258
Net decrease in Cash and Cash Equivalents, and Restricted Cash	(16,737)	(77,818)	(10,961)	(2,837,725)	(231,758)	(32,643)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,495,160	2,324,483	327,397	5,316,148	2,478,423	349,079
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,478,423	2,246,665	316,436	2,478,423	2,246,665	316,436

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 5 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(14)	Total
Net Loss	(3,519)	(12,501)	(202,039)	(11,296)	(54,166)	(283,521)
Add
Depreciation & Amortization	19,060	8,423	7,857	124	3,213	38,677
Interest Expense	-	-	-	-	13,864	13,864
Income Tax Expense/(Benefit)	32	(4)	-	221	-	249
Subtract
Interest Income	-	-	-	-	(17,848)	(17,848)
EBITDA	15,573	(4,082)	(194,182)	(10,951)	(54,937)	(248,579)
Add
Share-based Compensation Expenses	1,535	849	493	9	8,038	10,924
Impairment of long-lived assets	-	-	94,699	-	-	94,699
Adjusted EBITDA	17,108	(3,233)	(98,990)	(10,942)	(46,899)	(142,956)
Adjusted EBITDA Margin	1.1%	(0.7)%	(42.1)%	(39.0)%	-	(6.4)%

	Three Months Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Loss	(137,133)	(13,939)	(134,200)	(25,378)	(55,198)	(365,848)
Add
Depreciation & Amortization	19,411	7,492	11,682	847	4,448	43,880
Interest Expense	-	-	-	-	16,329	16,329
Income Tax (Benefit) /Expense	-	(12)	(5)	123	-	106
Subtract
Interest Income	-	-	-	-	(19,208)	(19,208)
EBITDA	(117,722)	(6,459)	(122,523)	(24,408)	(53,629)	(324,741)
Add
Share-based Compensation Expenses	2,237	1,259	(235)	25	12,291	15,577
Fair value change of equity Investments	-	-	-	-	12,312	12,312
Adjusted EBITDA	(115,485)	(5,200)	(122,758)	(24,383)	(29,026)	(296,852)
Adjusted EBITDA Margin	(9.2)%	(1.0)%	(62.7)%	(101.9)%	-	(15.0)%

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(15)	Total
Net Loss	(121,828)	(3,239)	(541,602)	(59,653)	(182,284)	(908,606)
Add
Depreciation & Amortization	76,672	34,070	40,977	1,333	17,172	170,224
Interest Expense	-	-	-	-	64,283	64,283
Income Tax Expense/(Benefit)	54	36	(11)	1,074	(12)	1,141
Subtract
Interest Income	-	-	-	-	(83,810)	(83,810)
EBITDA	(45,102)	30,867	(500,636)	(57,246)	(184,651)	(756,768)
Add
Share-based Compensation Expenses	6,817	3,374	2,175	42	35,935	48,343
Impairment of long-lived assets	-	-	94,699	-	-	94,699
Adjusted EBITDA	(38,285)	34,241	(403,762)	(57,204)	(148,716)	(613,726)
Adjusted EBITDA Margin	(0.7)%	1.8%	(42.7)%	(53.8)%	-	(7.4)%

	Fiscal Year Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(16)	Total
Net Loss	(506,411)	(32,277)	(420,687)	(213,794)	(291,658)	(1,464,827)
Add
Depreciation & Amortization	79,273	35,789	29,300	22,846	22,179	189,387
Interest Expense	-	-	-	-	89,058	89,058
Income Tax Expense/(Benefit)	-	23	25	451	12	511
Subtract
Interest Income	-	-	-	-	(80,361)	(80,361)
EBITDA	(427,138)	3,535	(391,362)	(190,497)	(260,770)	(1,266,232)
Add
Share-based Compensation Expenses	10,478	6,081	4,962	319	50,256	72,096
Fair value change of equity Investments	-	-	-	-	12,312	12,312
Adjusted EBITDA	(416,660)	9,616	(386,400)	(190,178)	(198,202)	(1,181,824)
Adjusted EBITDA Margin	(8.5)%	0.5%	(42.1)%	(162.8)%	-	(15.3)%

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(16) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 6 – Reconciliation of Non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended December 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(17)	Total
Net Loss	(3,519)	(12,501)	(202,039)	(11,296)	(54,166)	(283,521)
Add
Share-based Compensation Expenses	1,535	849	493	9	8,038	10,924
Impairment of long-lived assets	-	-	94,699	-	-	94,699
Non-GAAP Net Loss	(1,984)	(11,652)	(106,847)	(11,287)	(46,128)	(177,898)
Non-GAAP Net Loss Margin	(0.1)%	(2.5)%	(45.5)%	(40.2)%	-	(8.0)%

	Three Months Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(18)	Total
Net Loss	(137,133)	(13,939)	(134,200)	(25,378)	(55,198)	(365,848)
Add
Share-based Compensation Expenses	2,237	1,259	(235)	25	12,291	15,577
Fair value change of equity Investments	-	-	-	-	12,312	12,312
Non-GAAP Net Loss	(134,896)	(12,680)	(134,435)	(25,353)	(30,595)	(337,959)
Non-GAAP Net Loss Margin	(10.7)%	(2.5)%	(68.7)%	(106.0)%	-	(17.1)%

	Fiscal Year Ended December 31, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(19)	Total
Net Loss	(121,828)	(3,239)	(541,602)	(59,653)	(182,284)	(908,606)
Add
Share-based Compensation Expenses	6,817	3,374	2,175	43	35,935	48,343
Impairment of long-lived assets	-	-	94,699	-	-	94,699
Non-GAAP Net Gain	(115,011)	135	(444,728)	(59,611)	(146,349)	(765,564)
Non-GAAP Net Loss Margin	(2.1)%	0.01%	(47.0)%	(56.1)%	-	(9.2)%

	Fiscal Year Ended December 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(20)	Total
Net Loss	(506,411)	(32,277)	(420,687)	(213,794)	(291,658)	(1,464,827)
Add
Share-based Compensation Expenses	10,478	6,081	4,962	319	50,256	72,096
Fair value change of equity Investments	-	-	-	-	12,312	12,312
Non-GAAP Net Loss	(495,933)	(26,196)	(415,725)	(213,475)	(229,090)	(1,380,419)
Non-GAAP Net Loss Margin	(10.1)%	(1.4)%	(45.3)%	(182.8)%	-	(17.8)%

(17) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(18) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(19) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(20) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 7 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2023		2023
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(246,710)	(34,747)	(829,624)	(116,852)
Add
Share-based Compensation Expenses	10,924	1,539	48,343	6,809
Impairment of long-lived assets	94,699	13,338	94,699	13,338
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(141,087)	(19,870)	(686,582)	(96,705)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	397,643,268	397,643,268	381,429,237	381,429,237
Diluted (Non-GAAP)	397,643,268	397,643,268	381,429,237	381,429,237
Diluted loss per ordinary share	(0.62)	(0.09)	(2.18)	(0.31)
Add
Non-GAAP adjustment to net loss per ordinary share	0.27	0.04	0.38	0.05
Non-GAAP diluted loss per ordinary share	(0.35)	(0.05)	(1.80)	(0.25)

Diluted loss per ADS	(12.41)	(1.75)	(43.60)	(6.20)
Add
Non-GAAP adjustment to net loss per ADS	5.31	0.75	7.50	1.06
Non-GAAP diluted loss per ADS	(7.10)	(1.00)	(36.10)	(5.14)